SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 16)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS Time Warner Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 73,632,363 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 73,632,363 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,632,363 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. G20045202	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS TW Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 73,632,363 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 73,632,363 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,632,363 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

CUSIP No. G20045202	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
8	SHARED VOTING POWER 73,632,363 (See Item 5)
9	SOLE DISPOSITIVE POWER 0 (See Item 5)
10	SHARED DISPOSITIVE POWER 73,632,363 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,632,363 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 16 to Schedule 13D (“Amendment No. 16”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D and on May 7, 2014 by Amendment No. 15 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “Reporting Persons”).  This Amendment No. 16 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O’Hara House, 3 Bermudiana Road, Hamilton, Bermuda.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 16, items in the Schedule 13D remain unchanged.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of the close of business on November 18, 2014, the Reporting Persons beneficially owned 73,632,363 shares of Class A Common Stock (consisting of (x) 61,407,775 shares of Class A Common Stock and (y) 12,224,588 shares of Class A Common Stock issuable under the Unit Warrants (pursuant to the limited right of TW Holdings B.V. to exercise the Unit Warrants in order to maintain the TW Ownership Threshold)), representing approximately 49.9% of the outstanding shares of CME Common Stock. The percentage of beneficial ownership has been determined based on (i) the 135,335,258 shares of Class A Common Stock and 0 shares of Class B Common Stock outstanding, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on October 30, 2014, plus (ii) the 12,224,588 shares of Class A Common Stock issuable under the Unit Warrants (pursuant to the limited right of TW Holdings B.V. to exercise the Unit Warrants in order to maintain the TW Ownership Threshold).

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C beneficially owns any shares of Class A Common Stock other than as set forth herein.

(b) As of the close of business on November 18, 2014, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 73,632,363 shares of Class A Common Stock.

(c) Except as described in Item 6 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof:

As described in this Amendment No. 16, Time Warner has agreed to provide assistance to the Issuer with (i) the refinancing of the 5.0% Senior Convertible Notes due 2015 (the “2015 Notes”) issued by the Issuer and (ii) the refinancing of the 2017 Notes issued by the Issuer’s wholly owned subsidiary CET 21 spol. s r.o. (“CET 21”).  As described below, Time Warner has agreed to guarantee the obligations of the Issuer under new bank credit facilities (or provide loans directly to the Issuer) in order to enable the Issuer to refinance the 2015 Notes and the 2017 Notes.  Historic TW Inc., a subsidiary of Time Warner (“Historic TW”), will guarantee Time Warner’s obligations under its guarantee(s).  In addition, Home Box Office, Inc. (“HBO”) and Turner Broadcasting System, Inc. (“Turner”), each a subsidiary of Time Warner, will guarantee Historic TW’s obligations under its guarantee(s). In connection with these transactions, Time Warner and the Issuer have also (i) amended the Revolving Loan Facility Credit Agreement and Term Loan Agreement to, among other things, reduce the interest rate payable for loans made under the Revolving Credit Facility and prohibit the creation of certain liens by CET 21 and its subsidiaries and (ii) amended the Issuer’s intercreditor agreement.

Commitment Letter for Refinancing the 2015 Notes

On November 14, 2014, Time Warner and the Issuer entered into a commitment letter (the “Commitment Letter”) pursuant to which Time Warner has agreed to assist the Issuer in refinancing the aggregate principal amount outstanding of the 2015 Notes at maturity through one of the following two options (to be determined by Time Warner prior to October 1, 2015 after consultation with the Issuer): (i) the Issuer will enter into a senior unsecured term loan that matures on November 1, 2019 (the “2015 Third Party Term Loan”) with one or more commercial banks selected by Time Warner and reasonably acceptable to the Issuer, which will be accompanied by an unconditional unsecured guarantee by Time Warner (the “2015 Guarantee”), or (ii) the Issuer will enter into a senior secured term loan that matures on November 1, 2019 (the “2015 Time Warner Term Loan”) with Time Warner. Pursuant to the Commitment Letter, the Issuer agreed to refinance the 2015 Notes only pursuant to one of these two options (the “2015 Refinancing Covenant”).

The Issuer has agreed to pay Time Warner a commitment fee (the “Commitment Fee”) equal to $9,136,190 no later than the maturity date (whether at stated maturity, by acceleration or otherwise) of the 2015 Third Party Term Loan or the 2015 Time Warner Term Loan, as applicable.  Any unpaid Commitment Fee will bear interest at 8.5% per annum from the funding date of the loan, which interest will accrue (and, if paid in kind, compound) semi-annually and be paid, at the election of the Issuer, in cash or in kind.

First Loan Option - 2015 Third Party Term Loan Agreement

    Time Warner has agreed to provide the 2015 Guarantee so long as the loan agreement for the 2015 Third Party Term Loan (the “2015 Third Party Term Loan Agreement”) contains the following terms and such other terms as may be acceptable to Time Warner.  The principal amount of the 2015 Third Party Term Loan must be an amount sufficient to repay only the $261,000,000 aggregate principal amount of the 2015 Notes, and the repayment of the 2015 Notes would be the sole permitted use of the proceeds.  Historic TW would guarantee unconditionally on an unsecured basis Time Warner’s obligations under the 2015 Guarantee.  In addition, HBO and Turner would guarantee unconditionally on an unsecured basis Historic TW’s obligations under its guarantee.  If agreed to by the lenders, the 2015 Third Party Term Loan would bear interest at a rate of three month LIBOR plus a margin based on the credit rating for Time Warner’s senior unsecured long-term debt and the margin paid by Time Warner under the Amended and Restated Credit Agreement, dated as of January 19, 2011 and amended and restated as of December 18, 2013, among Time Warner and Time Warner International Finance Limited, as borrowers, the lenders party thereto from time to time and Citibank, N.A., as administrative agent.  Voluntary prepayments would not be permitted prior to June 1, 2016, other than from the net proceeds of certain specified, non-ordinary course sales or other dispositions of certain assets by the Issuer, subject to customary reinvestment provisions.  No mandatory prepayments would be required, and if there is an event of default under the 2015 Third Party Term Loan Agreement or the Reimbursement Agreement (as defined below), Time Warner or one of its affiliates would have the option to purchase all outstanding loan amounts under the 2015 Third Party Term Loan.  In exchange for providing the 2015 Guarantee, Time Warner would receive a guarantee fee to be paid by the Issuer semi-annually, at the Issuer’s election, in cash or in kind, in an amount equal to (i) a rate per annum equal to (x) 8.5% minus (y) the interest rate under the 2015 Third Party Term Loan multiplied by (ii) the principal amount of the 2015 Third Party Term Loan outstanding during such period. Any amounts not paid in cash when due would bear interest at the guarantee fee rate, which interest would also accrue (and, if paid in kind, compound) semi-annually and be paid, at the election of the Issuer, in cash or in kind.  The fee would be payable in full on the maturity date (whether at stated maturity, by acceleration or otherwise) of the 2015 Third Party Term Loan.

Second Loan Option - 2015 Time Warner Term Loan Agreement

Time Warner and the Issuer have agreed on the form of the term loan agreement (the “2015 Time Warner Term Loan Agreement”) they would enter into if the 2015 Notes are refinanced through the 2015 Time Warner Term Loan.  The principal amount of the 2015 Time Warner Term Loan must be an amount sufficient to repay only the $261,000,000 aggregate principal amount of the 2015 Notes, and the repayment of the 2015 Notes would be the sole permitted use of the proceeds.  The 2015 Time Warner Loan Agreement would be secured by existing collateral of the Issuer on the same basis as the Amended and Restated Revolving Credit Agreement (as defined below), the Amended and Restated Term Loan Agreement (as defined below) and the Reimbursement Agreement.  Voluntary prepayments would not be permitted prior to June 1, 2016, and 100% of the net proceeds of certain specified, non-ordinary course sales or other dispositions of certain assets by the Issuer must be used to prepay the 2015 Time Warner Term Loan, subject to customary reinvestment provisions.  The 2015 Time Warner Term Loan would bear interest at 8.5% per annum, which would accrue (and, if paid in kind, compound) on a quarterly basis and be paid, at the election of the Issuer, in cash or in kind.

Refinancing of the 2017 Notes

2017 Term Loan Agreement

    On November 14, 2014, the Issuer entered into a credit agreement (the “2017 Term Loan Agreement”) for a senior unsecured term loan that matures on November 1, 2017 in the aggregate principal amount of €250,800,000 (the “2017 Term Loan”) with Time Warner, as guarantor, the lenders party thereto and BNP Paribas, as administrative agent.  Time Warner has guaranteed, on an unconditional unsecured basis, the Issuer’s obligations under the 2017 Term Loan (the “2017 Guarantee”).  Historic TW has guaranteed, on an unconditional unsecured basis, Time Warner’s obligations under the 2017 Guarantee.  In addition, HBO and Turner have guaranteed, on an unconditional unsecured basis, Historic TW’s obligations under its guarantee.  The Issuer agreed to use the proceeds to redeem the 2017 Notes, including the principal amount and a 4.5% call premium on the 2017 Notes.  The 2017 Term Loan will be made on or about the redemption date of the 2017 Notes.  The 2017 Term Loan will bear interest at three month EURIBOR (fixed pursuant to the 2017 Hedge (as defined below)) plus a margin between 1.07% and 1.90% based on the credit rating for Time Warner’s senior unsecured long-term debt.  Voluntary prepayments are not permitted prior to June 1, 2016, other than from the net proceeds of certain specified, non-ordinary course sales or other dispositions of certain assets by the Issuer, subject to customary reinvestment provisions, to the extent required by the terms of the Reimbursement Agreement.  No mandatory prepayments are required, and if an event of default under the 2017 Term Loan Agreement or the Reimbursement Agreement occurs, Time Warner or one of its affiliates will have the option to purchase all outstanding loan amounts under the 2017 Term Loan.  In exchange for providing the 2017 Guarantee, Time Warner will receive a guarantee fee to be paid by the

Issuer semi-annually in cash or in kind, at the Issuer’s election, in an amount equal to (i) a rate per annum equal to (x) 8.5% minus (y) the interest rate under the 2017 Term Loan multiplied by (ii) the principal amount of the 2017 Term Loan outstanding during such period.  Any amounts not paid in cash when due will bear interest at the guarantee fee rate, which interest will also accrue (and, if paid in kind, compound) semi-annually and be paid, at the election of the Issuer, in cash or in kind.  The fee will be payable in full on the maturity date (whether at stated maturity, by acceleration or otherwise) of the 2017 Term Loan.

2017 Financing Hedge

On November 14, 2014, the Issuer entered into an unsecured interest rate hedge arrangement (the “2017 Hedge”) pursuant to which 100% of the principal amount of the 2017 Term Loan is hedged to protect the Issuer from changes in the EURIBOR during the term of the 2017 Term Loan.  Time Warner has guaranteed, on an unconditional unsecured basis, the Issuer’s obligations under the 2017 Hedge (the “2017 Hedge Guarantee”).  Historic TW has guaranteed, on an unconditional unsecured basis, Time Warner’s obligations under the 2017 Hedge Guarantee.  In addition, HBO and Turner have guaranteed, on an unconditional unsecured basis, Historic TW’s obligations under its guarantee.

Amendment and Restatement of Revolving Loan Facility Credit and Term Loan Agreements

Amendment and Restatement of the Revolving Loan Facility Credit Agreement

On November 14, 2014, the Issuer entered into an amended and restated revolving loan facility credit agreement (the “Amended and Restated Revolving Credit Agreement”) with Time Warner to amend the Revolving Loan Facility Credit Agreement to, among other things, (i) reduce the applicable interest rates for loans made thereunder from 14.0% to 9.0% per annum with respect to Eurodollar Loans (as defined therein) and from 13.0% to 8.0% with respect to ABR Loans (as defined therein), (ii) add a limitation on the use of proceeds for refinancing the Issuer’s other indebtedness, (iii) add the 2015 Refinancing Covenant and (iv) add a prohibition on the creation of certain liens by CET 21 and its subsidiaries (the “CET 21 Lien Covenant”).

Amendment and Restatement of the Term Loan Agreement

On November 14, 2014, the Issuer entered into an amended and restated term loan facility credit agreement (the “Amended and Restated Term Loan Agreement”) with Time Warner and TW Holdings B.V. to amend the Term Loan Agreement to, among other things, add the 2015 Refinancing Covenant and the CET 21 Lien Covenant.

Reimbursement Agreement

On November 14, 2014, the Issuer entered into a reimbursement agreement (the “Reimbursement Agreement”) with Time Warner.  Pursuant to the Reimbursement Agreement, the Issuer is obligated to (i) pay Time Warner the guarantee fees for the 2017 Guarantee and the 2015 Guarantee (if applicable) and the Commitment Fee and (ii) reimburse Time Warner for any payments made in respect of (x) the 2017 Guarantee, the 2017 Hedge Guarantee and, if applicable, the 2015 Guarantee, (y) the purchase price paid by Time Warner or one of its affiliates to purchase outstanding loan amounts under the 2017 Term Loan and/or the 2015 Third Party Term Loan, if applicable, and (z) any payments made by Time Warner on behalf of the Issuer under the 2017 Term Loan and/or the 2015 Third Party Term Loan.  The Reimbursement Agreement contains restrictive and financial covenants and events of default substantially similar to the Amended and Restated Term Loan Agreement.

    All of the foregoing obligations of the Issuer under the Reimbursement Agreement are secured by existing collateral of the Issuer on the same basis as the Amended and Restated Revolving Credit Agreement, the Amended and Restated Term Loan Agreement and, if applicable, the 2015 Time Warner Loan Agreement.  The Issuer’s wholly owned subsidiaries Central European Media Enterprises N.V. (“CME NV”) and CME Media Enterprises B.V. (“CME BV”) have guaranteed the Issuer’s obligations under the Reimbursement Agreement.  The shares of capital stock of CME NV and CME BV have been pledged as security for the Issuer’s obligations under the Reimbursement Agreement.  The Issuer’s intercreditor agreement originally dated July 21, 2006 among the Issuer, CME NV, CME BV, Time

Warner and the other parties thereto was amended and restated in order to make such shares subject to the intercreditor agreement (the “Intercreditor Agreement”).

The foregoing descriptions of the Commitment Letter (including the form of the 2015 Third Party Term Loan Agreement, the form of the 2015 Guarantee and the form of the 2015 Time Warner Term Loan Agreement), the 2017 Term Loan Agreement, the Amended and Restated Revolving Credit Agreement, the Amended and Restated Term Loan Agreement, the Reimbursement Agreement and the Intercreditor Agreement do not purport to be complete and are qualified in their entirety by reference to the Commitment Letter (including the form of the 2015 Third Party Term Loan Agreement, the form of the 2015 Guarantee and the form of the 2015 Time Warner Term Loan Agreement), which is attached to this Amendment No. 16 as Exhibit 99.34, the 2017 Term Loan Agreement, which is attached to this Amendment No. 16 as Exhibit 99.33, the Amended and Restated Revolving Credit Agreement, which is attached to this Amendment No. 16 as Exhibit 99.38, the Amended and Restated Term Loan Agreement, which is attached to this Amendment No. 16 as Exhibit 99.37, the Reimbursement Agreement, which is attached to this Amendment No. 16 as Exhibit 99.35, and the Intercreditor Agreement, which is attached to this Amendment No. 16 as Exhibit 99.36, and in each case, are incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description

99.33
Credit Agreement, dated as of November 14, 2014, among Central European Media Enterprises Ltd., as borrower, Time Warner Inc., as guarantor, the several banks and other financial institutions from time to time parties thereto and BNP Paribas, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on November 14, 2014)

99.34
Commitment Letter, dated as of November 14, 2014, by and between Time Warner Inc. and Central European Media Enterprises Ltd. (including the Form of the 2015 Third Party Term Loan Agreement as Annex I thereto, the Form of the 2015 Guarantee as Annex II thereto and the Form of the 2015 Time Warner Term Loan Agreement as Annex III thereto) (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on November 14, 2014)

99.35

Reimbursement Agreement, dated as of November 14, 2014, between Central European Media Enterprises Ltd. and Time Warner Inc., as credit guarantor of the Issuer (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on November 14, 2014)

99.36

Intercreditor Agreement, dated July 21, 2006, as amended and restated, among Central European Media Enterprises Ltd., Central European Media Enterprises N.V., CME Media Enterprises B.V., as obligors, Time Warner Inc., as 2014 Term Loan Agent and as 2014 RCF Agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on November 14, 2014)

99.37
Amended and Restated Term Loan Facility Credit Agreement, dated as of November 14, 2014, among Central European Media Enterprises Ltd., as borrower, Time Warner Media Holdings B.V., as lender, and Time Warner Inc., as administrative agent and lender (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on November 14, 2014)

99.38
Amended and Restated Revolving Loan Facility Credit Agreement, dated as of November 14, 2014, among Central European Media Enterprises Ltd., as borrower, and Time Warner Inc., as administrative agent and in its capacity as the lender thereunder (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on November 14, 2014)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2014

TIME WARNER INC.
By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: Executive Vice President, International & Corporate Strategy

TW MEDIA HOLDINGS LLC
By:	/s/ Olaf Olafsson
Name: Olaf Olafsson
Title: President

TIME WARNER MEDIA HOLDINGS B.V.
By:	/s/ Stephen N. Kapner
Name: Stephen N. Kapner
Title: Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Howard M. Averill	Executive Vice President and Chief Financial Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing & Communications
Karen Magee	Executive Vice President and Chief Human Resources Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118, Ridgeland, MS 39157
William P. Barr	Former Attorney General of the United States	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media and entertainment)	N/A
Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer, Hilton Hotels Corporation (hospitality)	c/o BHIC LLC 2029 Century Park East, Suite 3500 Los Angeles, CA 90067
Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue Cambridge, MA 02138
Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer SE (integrated multi-media company)	Axel Springer SE Axel-Springer-Strasse 65 10888 Berlin, Germany
Jessica P. Einhorn	Former Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Rock Creek Group 1133 Connecticut Ave, NW Washington, DC 20036
Carlos M. Gutierrez	Chair, Albright Stonebridge Group (global strategy firm)	555 Thirteenth Street, NW Suite 300 West Washington, DC 20004

Fred Hassan	Partner and Managing Director, Warburg Pincus LLC (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432

Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	One Financial Center, 40th Floor Boston, MA 02111

Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	Main Street Advisors, Inc. 3110 Main Street, Suite 300 Santa Monica, CA 90405
Deborah C. Wright	Chairman and Chief Executive Officer, Carver Bancorp, Inc. (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, NY 10027

____________________
*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below.  The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Howard M. Averill	Executive Vice President and Chief Financial Officer, Time Warner Inc.
Olaf Olafsson*	Executive Vice President, International & Corporate Strategy, Time Warner Inc.

____________________
*   Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below.  Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Eric Broet*	Senior Vice President & Chief Financial Officer, Warner Bros. Entertainment France S.A.S., 115/113 avenue Charles de Gaulle, 92525 Neuilly-sur-Seine cedex, France
Douglas S. Shapiro	Senior Vice President, International and Corporate Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, International, Time Warner Inc.

________________
*    Citizen of France